SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 26, 2004

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Press release dated August 3, 2004 announcing that Groupe Danone has finalized the sale of its biscuit operations in the Republic of Ireland (W&R Jacob Ltd) to Fruitfield Foods Ltd.

Paris, August 3, 2004

Groupe Danone has just finalized the sale of its biscuit operations in the

Republic of Ireland (W&R Jacob Ltd) to Fruitfield Foods Ltd

W&R Jacob Ltd leads the Irish biscuit market with sales of around EUR 70 million and a portfolio of brands including Kimberley, Mikado and Jacob’s Fig Rolls.

Fruitfield Foods is a privately owned food manufacturer, the shareholders are Michael Carey, David Andrews, Michael Tunney and Gerry Murphy.

On July 23, 2004, Groupe Danone announced that it had signed an agreement with a view to selling its UK and Irish biscuits operations to United Biscuits. This agreement nonetheless provided for the possible sale of Danone’s Irish assets to another party over a period of several weeks prior to final disposal.

Today’s announcement of the sale to an independent local business with experience in the food industry but no biscuit operations to date, does not require the agreement of the anti-trust authorities and is effective immediately.

For further information :

Corporate Communication : 33 1 44 35 20 74/75

Groupe DANONE : 17, boulevard Haussmann 75009 Paris Fax 33 1 45 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: August 26, 2004	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer